SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                06 February 2006


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Transaction in Own Shares announcement made on 04 January 2006

             2.  Transaction in Own Shares announcement made on 04 January 2006

             3.  Transaction in Own Shares announcement made on 05 January 2006

             4.  Transaction in Own Shares announcement made on 11 January 2006

             5.  Directorate Change announcement made on 12 January 2006

             6.  Directorate Change announcement made on 13 January 2006

             7.  Transaction in Own Shares announcement made on 18 January 2006

             8.  Director Declaration announcement made on 18 January 2006

             9.  Transaction in Own Shares announcement made on 25 January 2006

Wednesday 4 January 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today transferred to participants in its employees share schemes 10,830 ordinary shares at a price of 194.18 pence per share. The transferred shares were all formerly held as treasury shares. Following the above transfer, BT Group plc holds 238,246,291 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,397,080,977.

Wednesday 4 January 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group  plc  announces  that it has  today  purchased  through  Merrill  Lynch
International 1,500,000 ordinary shares at a price of 219.75 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, BT Group plc holds 239,746,291 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,395,580,977.

                                   -: Ends :-

Thursday 5 January 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group  plc  announces  that it has  today  purchased  through  Merrill  Lynch
International 1,000,000 ordinary shares at a price of 217.968 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, BT Group plc holds 240,746,291 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,394,580,977.

                                   -: Ends :-

Wednesday 11 January 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES


BT Group plc announces that it has today transferred to participants in its employees share schemes 499,217 ordinary shares at a minimum price of 146 pence per share and a maximum price of 218 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 240,247,074 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,395,093,143.

                                  --: ends :--

DC06-015                                                        January 12, 2006

                              BOARD CHANGES AT BT

BT today announced several changes to its Board.

Matti Alahuhta, President of Kone Corporation, and Phil Hodkinson, Group Finance Director of HBOS plc, will join the BT Board as non-executive directors with effect from 1 February 2006.

Lou Hughes will step down as a non-executive director on 31 March 2006, after serving two terms of three years; he will join BT's Americas Advisory Board from 1 April 2006.

Sir Christopher Bland, Chairman of BT said:

"I am delighted to welcome Matti Alahuhta and Phil Hodkinson to the Board. Matti has a valuable background in global business and the telecommunications sector, and Phil will offer strong commercial and financial experience.

I would also like to thank Lou Hughes for his excellent service as a BT non-executive director for over six years. We are delighted that he will join our Americas Advisory Board and that we will continue to benefit from his advice and guidance."

Note to editors:

Matti Alahuhta

Matti Alahuhta (53) has been President of Kone Corporation, one of the world's largest elevator manufacturers, since January 2005. Kone has sales of GBP2bn annually, operations globally and 27,000 employees.

Mr Alahuhta, a Finnish citizen, worked previously at Nokia Corporation for more than 20 years, where his most recent roles were: EVP and Chief Strategy Officer; President, Mobile Phones; and President Telecommunications. He holds a doctorate in technology from the Helsinki University of Technology. He is Foundation Board Chairman of the International Institute for Management Development (IMD), one of the leading global management schools.

Phil Hodkinson

Phil Hodkinson (47) is Group Finance Director of HBOS plc and chairman of Insight Investment.

A qualified actuary, he was formerly chairman of Clerical Medical Investment Group and Halifax Financial Services, and previously chief executive of Zurich Life and Eagle Star Life.

He is a non-executive director of Business in the Community and chairman of the HBOS Foundation (the group's charitable arm).

About BT

BT is one of the world's leading providers of communications solutions and services operating in more than 140 Countries. Its principal activities include networked IT services, local, national and international telecommunications services, and higher-value broadband and internet products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended 31 March 2005, BT Group's revenue was GBP18,623 million with profit before taxation of GBP2,354 million.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.bt.com/aboutbt

                     Notification under Listing Rule 9.6.14
       Details of an additional directorship held by a current director.

1. Mr Carl Symon is currently a non-executive Director on the Board of BT Group plc;

2. With effect from 1 February 2006, Mr Symon will take up the position of non-executive Chairman of HMV Group plc.


Contact for queries:

Name: Graeme Wheatley

Address: pp A9D,               BT Centre, 81 Newgate St, EC1A 7AJ
                               Telephone: 020 7356 6372

Date of Notification:          Friday 13 January 2006

                                   -: Ends :-

Wednesday 18 January 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today transferred to participants in its employees share schemes 2,967 ordinary shares at a price of 154 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 240,244,107 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,395,096,110.

                                  --: ends :--

Wednesday 18 January 2006

                                  BT GROUP PLC

                     NOTIFICATION UNDER LISTING RULE 9.6.13

BT Group plc announces the following details in respect of Matti Alahuhta and Phil Hodkinson, whose appointments as directors of BT Group plc with effect from 1 February 2006 were announced on 12 January 2006:

Matti Alahuhta

Current Directorships of publicly quoted companies in the last five years:

Company name                                                         Appointed

KONE Corporation                                                          2003

Past Directorships

Company name                                 Appointed                Resigned

Finnair Group                                     2001                    2002


Mr Alahuhta has no other information to disclose in respect of Listing Rule 9.6.13.

Phil Hodkinson

Current Directorships of publicly quoted companies in the last five years:

Company name                       Appointed

HBOS plc                           24 September 2001

Past Directorships

Company name                        Appointed               Resigned

St James's Place Capital plc        21 February 2002        22 August 2005

Mr Hodkinson has no other information to disclose in respect of Listing Rule 9.6.13.

Ends

Wednesday 25 January 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today transferred to participants in its employees share schemes 4,447 ordinary shares at a minimum price of 146 pence per share and a maximum price of 165 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 240,239,660 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,395,100,557.


                                  --: ends :--

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date   06 February 2006